                                                                     Exhibit 12

                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                  -------------------------------------------
              Computation of Ratio of Earnings to Fixed Charges
              -------------------------------------------------
                             (Thousands of Dollars)

Statement Setting Forth Computations Showing Satisfaction of the Requirements Specified in Regulation S-K, Item 503(d):

                                                                            Year Ended December 31                        12 Months
                                                     -----------------------------------------------------------------      Ended
                                                       1992           1993         1994          1995          1996        9/30/97
                                                       ----           ----         ----          ----          ----        -------

Consolidated Net Income (Loss)                      $ 204,939     ($587,147)     $ 185,431     $ 183,719     $ 116,553     $ 117,775
Add
  Federal Income Taxes Expense (Credit)                94,627      (247,966)        85,455        95,561        69,120        81,398
  Interest (a)                                        253,042       252,479        254,248       251,793       244,789       248,234
  Provision for Interest Element of Rentals (b)        81,948        81,131         79,462        79,642        79,503        77,041
                                                    ---------     ---------      ---------     ---------     ---------     ---------
    Total Earnings                                  $ 634,556     ($501,503)     $ 604,596     $ 610,715     $ 509,965     $ 524,448
                                                    ---------     ---------      ---------     ---------     ---------     ---------


Fixed Charges
  Interest (a)                                      $ 253,042     $ 252,479      $ 254,248     $ 251,793     $ 244,789     $ 248,234
  Provision for Interest Element of Rentals (b)        81,948        81,131         79,462        79,642        79,503        77,041
                                                    ---------     ---------      ---------     ---------     ---------     ---------
    Total Fixed Charges                             $ 334,990     $ 333,610      $ 333,710     $ 331,435     $ 324,292     $ 325,275
                                                    ---------     ---------      ---------     ---------     ---------     ---------

Ratio of Earnings to Fixed Charges                       1.89         (1.50)          1.81          1.84          1.57          1.61
                                                    =========     =========      =========     =========     =========     =========

---------------------------------

(a) Includes interest on first mortgage bonds, bank loans, commercial paper, pollution control notes, and other interest included in operation expenses; amortization of net premium, discount and expense on debt; and capitalized interest on nuclear fuel lease obligations.

(b) Includes the interest component of Bruce Mansfield sale and leaseback rentals, leased nuclear fuel in the reactor, and other miscellaneous rentals.